UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42826

Zenta Group Company Limited

(Registrant’s Name)

Avenida do Infante D. Henrique,

No. 47-53A, Macau Square,

13th Floor, Unit M,

Macau 999078

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

Cathay Securities, Inc., as representative of the several underwriters named in the underwriting agreement, in connection with the initial public offering (“IPO”) of Zenta Group Company Limited, an exempted company with limited liability formed in the Cayman Islands (the “Company”), notified the Company of their decision to exercise the over-allotment option to purchase an additional 225,000 ordinary shares (the “Over-allotment Shares”) of the Company, par value $0.001 per share, at a price of $4.00 per share. The Closing for the sale of the Over-allotment Shares took place on October 8, 2025.

Gross proceeds of the Company’s IPO, including the proceeds from the sale of the Over-allotment Shares, totaled approximately $6.9 million, before deducting underwriting discounts and other related expenses.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zenta Group Company Limited

By:	/s/ Ng Wai Ian
Name:	Ng Wai Ian
Title:	Chief Executive Officer

Date: October 9, 2025

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